UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 7, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A new release dated 4 April 2013 entitled ‘VODAFONE & CHINA MOBILE FORM CONSORTIUM FOR MYANMAR LICENCE’

2.                                    A news release dated 17 April 2013 entitled ‘VODAFONE AND ICICI BANK LAUNCH MOBILE MONEY SERVICE AIMED AT INDIA’S 700 MILLION UNBANKED POPULATION’

3.                                    A news release dated 18 April 2013 entitled ‘VODAFONE RED TO TRANSFORM CONSUMER AND BUSINESS EXPERIENCE OF MOBILE COMMUNICATIONS ACROSS 14 EUROPEAN COUNTRIES’

4.                                    A news release dated 29 April 2013 entitled ‘VODAFONE POWERS MAHINDRA REVA’S e2o CONNECTED CAR’

5.                                    Stock Exchange Announcement dated 3 April 2013 entitled ‘Transaction in Own Securities’

6.                                    Stock Exchange Announcement dated 4 April 2013 entitled ‘Transaction in Own Securities’

7.                                    Stock Exchange Announcement dated 5 April 2013 entitled ‘Transaction in Own Securities’

8.                                    Stock Exchange Announcement dated 8 April 2013 entitled ‘Transaction in Own Securities’

9.                                    Stock Exchange Announcement dated 9 April 2013 entitled ‘Transaction in Own Securities’

10.                            Stock Exchange Announcement dated 10 April 2013 entitled ‘Transaction in Own Securities’

11.                            Stock Exchange Announcement dated 11 April 2013 entitled ‘Transaction in Own Securities’

12.                            Stock Exchange Announcement dated 12 April 2012 entitled ‘Transaction in Own Securities’

13.                            Stock Exchange Announcement dated 15 April 2013 entitled ‘Transaction in Own Securities’

14.                            Stock Exchange Announcement dated 15 April 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.                            Stock Exchange Announcement dated 16 April 2013 entitled ‘Transaction in Own Securities’

16.                            Stock Exchange Announcement dated 17 April 2013 entitled ‘Transaction in Own Securities’

17.                            Stock Exchange Announcement dated 18 April 2013 entitled ‘Transaction in Own Securities’

18.                            Stock Exchange Announcement dated 19 April 2013 entitled ‘Transaction in Own Securities’

19.                            Stock Exchange Announcement dated 22 April 2013 entitled ‘Transaction in Own Securities’

20.                            Stock Exchange Announcement dated 23 April 2013 entitled ‘Transaction in Own Securities’

21.                            Stock Exchange Announcement dated 24 April 2013 entitled ‘Transaction in Own Securities’

22.                            Stock Exchange Announcement dated 24 April 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

23.                            Stock Exchange Announcement dated 25 April 2013 entitled ‘Transaction in Own Securities’

24.                            Stock Exchange Announcement dated 26 April 2013 entitled ‘Transaction in Own Securities’

25.                            Stock Exchange Announcement dated 29 April 2013 entitled ‘Transaction in Own Securities’

26.                            Stock Exchange Announcement dated 30 April 2013 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

27.                            Stock Exchange Announcement dated 1 May 2013 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

4 April 2013

VODAFONE & CHINA MOBILE FORM CONSORTIUM FOR MYANMAR LICENCE

Vodafone Group Plc (“Vodafone”) and China Mobile Limited (“China Mobile”) today jointly announced that they have signed an agreement to form a consortium to bid for a mobile telecommunications licence in Myanmar. This strategic agreement builds on a strong relationship between the two companies dating back to 2000.

The Myanmar communications sector is about to enter a period of rapid structural expansion as the government seeks to increase the number of mobile operators from two to four while taking measures to encourage and support the development of mobile network infrastructure across the country.

With a comparatively young and highly literate population of around 60 million, a GDP growth rate of 5.5% per annum and mobile phone penetration currently below 10% – significantly lower than in many other emerging economies – Myanmar will be an important new market for the global mobile industry. The licensing round is also an opportunity to accelerate the pace of Myanmar’s social and economic development through mass-market adoption of mobile services, similar to the mobile-led transformation underway within many other Asian and African countries.

The two new licences will authorise the licence holders to build, own and operate a mobile network on a nationwide basis for an initial term of 15 years. The Vodafone-China Mobile pre-qualification application has been submitted to the Myanmar authorities in line with the submission deadline of 4 April 2013. Further details of the proposed Vodafone-China Mobile consortium will be announced in due course.

The consortium wishes to remind investors that the joint application for a Myanmar Telecommunications Licence by Vodafone and China Mobile is still at a preliminary stage and may or may not be ultimately successful.

- ends -

For further information:

Vodafone Group Media	Vodafone Investor Relations
+44 (0) 1635 664444	+44 (0) 7919 990230
www.vodafone.com/media	www.vodafone.com/investor

China Mobile Media Relations	China Mobile Investor Relations
+852 3121 8888	+852 3121 8888
pr@chinamobilehk.com	ir@chinamobilehk.com

Notes for Editors:

Union Government licensing round

The Myanmar communications sector is about to enter a period of rapid structural expansion as the government seeks to increase the number of mobile operators from two to four while taking measures to encourage and support the development of mobile network infrastructure across the country.

The two new licences will authorise the licence holders to build, own and operate a mobile network on a nationwide basis for an initial term of 15 years. Pre-qualification applications must be submitted by 4 April 2013.

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About China Mobile

China Mobile boasts the world’s largest mobile network and subscriber base. It has over 720 million subscribers by the end of February 2013. China Mobile has been selected into Fortune 500 list in 2012, Dow Jones Sustainability Indexes for five consecutive years, and BrandZ™ Top 100 list by Financial Times and Millward Brown for seven consecutive years, with leading brand value in the global telecom industry. For more information, please visit www.chinamobileltd.com

17 April 2013

VODAFONE AND ICICI BANK LAUNCH MOBILE MONEY SERVICE

AIMED AT INDIA’S 700 MILLION UNBANKED POPULATION

Vodafone India and ICICI Bank, India’s largest private sector bank, today launched M-Pesa – a leading mobile money transfer and payment service – in a move to help approximately 700 million of the country’s population who previously had no access to conventional banking.

M-Pesa was launched by Vodafone in 2007 and is now available in eight countries, including Kenya, Tanzania and the Democratic Republic of Congo. The service allows customers to send and receive small amounts of money via their mobile phones as securely and simply as sending a text message. Prior to M-Pesa, many people in developing markets had no choice but to move cash around in person or by public transport, exposing them to delays, personal risk and loss of money in certain cases.

Following a successful trial, the service will be offered initially through more than 8,300 specially trained and authorised M-Pesa agents in eastern areas of India, including Kolkata, West Bengal, Bihar and Jharkhand, covering a population of around 220 million people. The service will be rolled out across the rest of India in a phased approach.

M-Pesa opens up a range of banking services which were previously out of reach for a vast number of customers, particularly those living in rural areas with little or no banking infrastructure. It will also allow users working in cities to securely send money home to family and friends living in villages. Key services include:

•                 The ability to deposit and withdraw cash from designated outlets;

•                 Transfer money to any mobile phone in India;

•                 Pay money into any bank account in India;

•                 ‘Top-up’ airtime on a mobile device, pay utility bills and  Direct-To-Home television subscriptions; and

•                 Make purchases at selected shops.

Marten Pieters, Managing Director and CEO of Vodafone India, said: “For millions of people in India, a mobile phone is a bank account, a front door to a micro-business or a lifeline to people in the remotest areas. Research shows that M-Pesa brings real benefits to users in their daily lives, saving three hours a week of their time and around $3 in money transfer costs – a significant amount to people in some areas.

“In partnership with ICICI Bank, we will provide people in remote areas with a convenient way to bank, transfer money and make payments in a safe and secure manner. We have customised our offering to serve the needs of Indian customers while ensuring its compliance with all applicable regulations. Financial inclusion is a national priority and we believe that with M-Pesa, we now have the ideal offering to enable this.”

Rajiv Sabharwal, Executive Director, ICICI Bank, added: “ICICI Bank has been at the forefront of technological innovations in banking. With the launch of M-Pesa, we now offer an innovative service that provides basic banking facilities to millions of Indians who still depend on informal channels for their banking needs.

“Our partnership will effectively leverage the security of financial transactions provided to customers by ICICI Bank with Vodafone’s significant distribution reach. This launch is line with the Bank’s objective of achieving greater financial inclusion. It also enriches the Bank’s existing suite of mobile banking offerings.”

-ends -

Note to Editors

M-Pesa had 17.3 million active customers as at 31 December 2012 and currently around 100,000 authorised agents worldwide.

A customer can buy airtime, pay for bills such as electricity and water as well as groceries. Many other businesses are using the service to allow their customers to pay them easily and safely. Additionally in Kenya, Safaricom and Vodafone recently launched a savings and loans product in partnership with the Commercial Bank of Africa (CBA).

M-Pesa helps some of the poorest and most vulnerable people. One particular highlight of this is the Vodafone-backed Moyo project in Tanzania which treats women of a debilitating postnatal condition, obstetric fistula, and helps pay for their transport to a hospital through M-Pesa.

For further information:

Vodafone Group	Vodafone India

Media Relations	Suresh Rangarajan/Mansi Tiwari
Telephone: +44 (0) 1635 664444	Telephone:	+91 98200 18091 (Suresh)

+91 98198 18462 (Mansi)
Investor Relations	E-mail:	suresh.rangarajan@vodafone.com/
Telephone: +44 (0) 7919 990 230		mansi.tiwari@vodafone.com

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About ICICI Bank:

ICICI Bank Limited (NYSE:IBN) is India’s largest private sector bank and the second largest bank in the country, with consolidated total assets of over $122 billion at December 31, 2012. ICICI Bank’s subsidiaries include India’s leading private sector insurance companies and among its largest securities brokerage firms, mutual funds and private equity firms. ICICI Bank’s presence currently spans 19 countries, including India. For more information, please visit www.icicibank.com

18 April 2013

VODAFONE RED TO TRANSFORM CONSUMER AND BUSINESS EXPERIENCE OF MOBILE
COMMUNICATIONS ACROSS 14 EUROPEAN COUNTRIES

Vodafone today announced the expansion of its Vodafone Red customer proposition to cover a total of 14 European markets, together with the addition of new and compelling customer options.

Vodafone Red offers European consumers and businesses one integrated service plan with:

•                 unlimited calls and text messages to any network in the customer’s home country;

•                 very generous mobile data allowances; and

•                 world-class cloud and online protection services to back up and secure personal data available across Vodafone’s leading-edge mobile networks.

In addition, by the end of 2013 Vodafone customers across all 14 European markets will benefit from further innovations, including:

•                 multi-device plans, enabling customers to connect a smartphone and tablet under one Vodafone Red plan, making it simple and cost effective to own and manage multiple devices under a single bill;

•                 family plans, allowing individual family members to sign up to a Vodafone Red package at a discounted price;

•                 a wider range of device choices, giving customers the freedom to have a new device included in the cost of their contract, receive a discount by choosing a ‘nearly new’ smartphone or choose to receive a new device every year for a small extra fee;

•               industry-leading roaming plans for Vodafone Red customers travelling in Europe, giving them the freedom to make calls, send texts and use data worry-free, for an additional daily price of around €3;

•                 more safe and secure solutions, including world-class cloud and backup services and device insurance, giving customers peace of mind in the event of theft or damage for a small additional monthly fee; and

•                 the very best of the Vodafone network experience, including options to connect to new, ultra-fast 4G services where available.

With 14 countries on the same platform, Vodafone Red is Vodafone’s largest multi-country marketing campaign for five years.

Vodafone Group Chief Commercial Officer Morten Lundal said: “Vodafone Red is the best of everything from  Vodafone. It is what any smartphone or tablet owner would want. We know customers are looking for the freedom to communicate with confidence in order to help them with their increasingly complex mobile lives. Vodafone Red has been built from the ground up to meet the demanding needs of European consumers and businesses. We look forward to bringing Vodafone Red to all of our European customers in the coming weeks.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
Telephone: +44 (0) 1635 664444	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit: www.vodafone.com

29 April 2013

VODAFONE POWERS MAHINDRA REVA’S e2o CONNECTED CAR

•    India’s first truly ‘connected car’ enabled by Vodafone M2M services

•    First communications service provider to offer M2M platform in the Indian market

Vodafone has announced that Mahindra Reva Electric Vehicles Pvt. Ltd., a part of the US $15.9 billion Mahindra Group,  has powered its recently launched e2o electric vehicle - the first truly ‘connected car’ - with Vodafone’s machine-to-machine (M2M) communication services.

Drivers of the e2o can remotely access a range of features and functions by using a smartphone app or dedicated web page.  For example, they can check their battery charge, remotely control air-conditioning, lock or unlock doors and find the nearest charging station. The e2o also automatically alerts its owner if the parking break is off or a door is left unlocked.  Vodafone’s communication technologies and M2M platform provide secure connectivity between the vehicle and the central application.

Chetan Maini, Founder and Chief of Technology and Strategy of Mahindra Reva Electric Vehicles Pvt. Ltd. said, “The e2o is the first and only Indian car, and among the few worldwide, to have telematics based features that enable ‘anytime, anywhere connectivity’ between our customers and their cars. The high performance telematics solution developed by Mahindra Reva for the e2o offers one of the richest set of telematics enabled features offered on any car in the world today. We are pleased to partner with Vodafone as our exclusive Machine-to-Machine mobile connectivity solution provider. Going forward, connected car technologies will make a difference to convenience and safety, thereby making a positive impact on the way people commute and interact with their cars. We are sure that our association with Vodafone will provide an even greater value proposition to our customers and enable new innovations in this exciting space in the future.”

Erik Brenneis, Director of M2M, Vodafone, said, “Vodafone brings together the world’s largest mobile network, an outstanding customer experience and long track record of success in the global automotive market.  We are proud to be the first telecom service provider to bring the M2M service platform to the Indian market today.  An industry tailored offering coupled with secure connectivity, best in class M2M service platform and superior network from Vodafone provide Mahindra Reva the capability to develop a whole range of new services around India’s first connected car”.

With 9.7 million M2M connections and over 250 M2M specialists around the world, Vodafone is a leading provider in this fast-growing market and was recognised in February 2013 as an M2M Industry Icon by Analysys Mason in its independent M2M scorecard report.

- ends -

For further information:

Vodafone Group

Media Relations

+44 (0) 1635 664444

Notes to editors

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About Vodafone Machine-to-Machine (M2M) communications

Vodafone Machine-to-Machine (M2M) connects previously isolated machines or devices to the internet, delivering new functionality and enhanced services without the need for human intervention. Supported by over 20 years’ experience and 250 dedicated staff, Vodafone’s global M2M platform makes it easy for global businesses to centrally manage M2M deployments across multiple territories, with greater control and at a lower cost than previously possible. Please visit: https://m2m.vodafone.com/home/ Follow us on Twitter: @vodafone_m2m

About Mahindra Reva

Mahindra Reva is a pioneer of electric vehicle (EV) technologies and one of the world’s most experienced EV manufacturers. Today, Mahindra Reva has one of the world’s largest deployed fleets of electric cars – customers in 24 countries have driven their Reva’s petrol-free for over 180 million kilometres. The company produces its own cars, licenses out its electric vehicle technologies, electrifies existing platforms, and helps to deliver integrated zero-emissions mobility solutions. The company’s new factory in Bangalore, capable of producing 30,000 cars per year, was inaugurated on August 22, 2012 and named its next generation, future ready, electric car as the ‘Mahindra e2o’ on January 7, 2013. www.mahindrareva.com

3 April 2013

RNS:  4020B

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	2 April 2013
Number of ordinary shares purchased:	750,000
Price per share:	194.7032p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 272,400,720 shares at a cost (including dealing and associated costs) of £450,257,085.

Following the above transaction, Vodafone holds 4,902,464,649 of its ordinary shares in treasury and has 48,917,921,660 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

4 April 2013

RNS:  5169B

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	3 April 2013
Number of ordinary shares purchased:	2,000,000
Price per share:	187.6199p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 274,400,720 shares at a cost (including dealing and associated costs) of £454,028,246.

Following the above transaction, Vodafone holds 4,903,161,048 of its ordinary shares in treasury and has 48,917,265,261 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

5 April 2013

RNS:  6295B

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	4 April 2013
Number of ordinary shares purchased:	1,750,000
Price per share:	185.6897p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 276,150,720 shares at a cost (including dealing and associated costs) of £457,294,065.

Following the above transaction, Vodafone holds 4,904,437,550 of its ordinary shares in treasury and has 48,915,988,759 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

8 April 2013

RNS:  7464B

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	05 April 2013
Number of ordinary shares purchased:	2,000,000
Price per share:	183.3623p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 278,150,720 shares at a cost (including dealing and associated costs) of £460,979,648.

Following the above transaction, Vodafone holds 4,906,191,716 of its ordinary shares in treasury and has 48,914,234,593 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

9 April 2013

RNS:  8527B

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	8 April 2013
Number of ordinary shares purchased:	1,750,000
Price per share:	183.1833p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 279,900,720 shares at a cost (including dealing and associated costs) of £464,201,386.

Following the above transaction, Vodafone holds 4,907,941,716 of its ordinary shares in treasury and has 48,912,484,593 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

10 April 2013

RNS: 9582B

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	9 April 2013
Number of ordinary shares purchased:	1,750,000
Price per share:	187.5528p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 281,650,720 shares at a cost (including dealing and associated costs) of £467,499,971.

Following the above transaction, Vodafone holds 4,909,520,482 of its ordinary shares in treasury and has 48,910,944,107 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

11 April 2013

RNS: 0678C

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	10 April 2013
Number of ordinary shares purchased:	1,750,000
Price per share:	188.4403p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 283,400,720 shares at a cost (including dealing and associated costs) of £470,814,166.

Following the above transaction, Vodafone holds 4,911,270,482 of its ordinary shares in treasury and has 48,909,194,107 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

12 April 2013

RNS: 1857C

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	11 April 2013
Number of ordinary shares purchased:	1,750,000
Price per share:	189.8605p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 285,150,720 shares at a cost (including dealing and associated costs) of £474,153,339.

Following the above transaction, Vodafone holds 4,913,007,742 of its ordinary shares in treasury and has 48,907,456,847 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 April 2013

RNS: 2907C

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	12 April 2013
Number of ordinary shares purchased:	2,000,000
Price per share:	190.6119p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 287,150,720 shares at a cost (including dealing and associated costs) of £477,984,639.

Following the above transaction, Vodafone holds 4,915,000,391 of its ordinary shares in treasury and has 48,905,464,198 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 April 2013

RNS: 3563C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 12 April 2013 by Computershare Trustees Limited that on 11 April 2013 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 190.35p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	132
Matthew Kirk	132
Ronald Schellekens	132

* Denotes Director of the Company

16 April 2013

RNS:  3984C

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	15 April 2013
Number of ordinary shares purchased:	2,000,000
Price per share:	189.9762p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 289,150,720 shares at a cost (including dealing and associated costs) of £481,803,162.

Following the above transaction, Vodafone holds 4,916,749,443 of its ordinary shares in treasury and has 48,903,715,146 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 April 2013

RNS:  5123C

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	16 April 2013
Number of ordinary shares purchased:	2,250,000
Price per share:	190.4381p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 291,400,720 shares at a cost (including dealing and associated costs) of £486,109,444.

Following the above transaction, Vodafone holds 4,918,888,284 of its ordinary shares in treasury and has 48,901,576,305 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

18 April 2013

RNS:  6214C

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	17 April 2013
Number of ordinary shares purchased:	2,250,000
Price per share:	189.7702p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 293,650,720 shares at a cost (including dealing and associated costs) of £490,400,624.

Following the above transaction, Vodafone holds 4,920,954,959 of its ordinary shares in treasury and has 48,899,509,630 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

19 April 2013

RNS:  7281C

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	18 April 2013
Number of ordinary shares purchased:	1,750,000
Price per share:	192.8124p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 295,400,720 shares at a cost (including dealing and associated costs) of £493,791,713..

Following the above transaction, Vodafone holds 4,922,663,960 of its ordinary shares in treasury and has 48,897,800,629 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

22 April 2013

RNS: 8421C

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	19 April 2013
Number of ordinary shares purchased:	2,000,000
Price per share:	194.1324p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 297,400,720 shares at a cost (including dealing and associated costs) of £497,693,775.

Following the above transaction, Vodafone holds 4,924,462,029 of its ordinary shares in treasury and has 48,896,002,560 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

23 April 2013

RNS: 9429C

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	22 April 2013
Number of ordinary shares purchased:	2,000,000
Price per share:	194.6569p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 299,400,720 shares at a cost (including dealing and associated costs) of £501,606,380.

Following the above transaction, Vodafone holds 4,926,270,132 of its ordinary shares in treasury and has 48,894,194,457 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 April 2013

RNS: 0499D

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	23 April 2013
Number of ordinary shares purchased:	2,000,000
Price per share:	194.1717p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 301,400,720 shares at a cost (including dealing and associated costs) of £505,509,232.

Following the above transaction, Vodafone holds 4,928,201,569 of its ordinary shares in treasury and has 48,892,299,090 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 April 2013

RNS: 1315D

Vodafone Group Plc

24 April 2013

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces today that it was advised on 23 April 2013 by ABN AMRO Bank N.V. that Gerard Kleisterlee, Chairman of the Company, acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company (“Shares”), through reinvestment of dividend income. As a result, Mr Kleisterlee’s total interest in the Company is 109,552 Shares.

Date	Number of shares	Price per share
	acquired	(pence)

10 February 2012	3,974	177.3863

9 August 2012	3,544	189.7689

13 February 2013	2,034	172.8413

25 April 2013

RNS: 1667D

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	24 April 2013
Number of ordinary shares purchased:	2,500,000
Price per share:	193.6632p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 303,900,720 shares at a cost (including dealing and associated costs) of £510,375,021.

Following the above transaction, Vodafone holds 4,930,701,569 of its ordinary shares in treasury and has 48,889,799,090 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

26 April 2013

RNS: 2849D

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	25 April 2013
Number of ordinary shares purchased:	2,000,000
Price per share:	196.5491p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 305,900,720 shares at a cost (including dealing and associated costs) of £514,325,659.

Following the above transaction, Vodafone holds 4,932,701,569 of its ordinary shares in treasury and has 48,887,799,090 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

29 April 2013

RNS: 4059D

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	26 April 2013
Number of ordinary shares purchased:	2,250,000
Price per share:	196.6101p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 308,150,720 shares at a cost (including dealing and associated costs) of £518,771,506.

Following the above transaction, Vodafone holds 4,934,776,266 of its ordinary shares in treasury and has 48,885,764,393 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

30 April 2013

RNS: 5254D

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	29 April 2013
Number of ordinary shares purchased:	3,000,000
Price per share:	196.3799p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 311,150,720 shares at a cost (including dealing and associated costs) of £524,692,361.

Following the above transaction, as at close of business on 29 April 2013, Vodafone held 4,937,523,414 of its ordinary shares in treasury and had 53,820,540,659 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 48,883,017,245 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 48,883,017,245.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

1 May 2013

RNS: 6696D

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	30 April 2013
Number of ordinary shares purchased:	3,500,000
Price per share:	195.8926p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 314,650,720 shares at a cost (including dealing and associated costs) of £531,582,884.

Following the above transaction, as at close of business on 30 April 2013, Vodafone held 4,941,023,414 of its ordinary shares in treasury and had 53,820,540,659 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 48,879,517,245 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 48,879,517,245.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 7, 2013	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary